May 25, 2023

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street NE Washington, D.C. 20549 Attn: Robert Arzonetti and Chris Windsor

Re:	InterPrivate III Financial Partners Inc. Preliminary Proxy Statement on Schedule 14A Filed May 8, 2023 File No. 001-40151

Dear Mr. Arzonetti and Mr. Windsor:

On behalf of our client, InterPrivate III Financial Partners Inc., a Cayman Islands exempted company (the “Company”) we are writing to submit the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 25, 2023 (the “Comment Letter”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A, filed on May 8, 2023 (the “Preliminary Proxy Statement”).

Preliminary Proxy Statement

Proposal No. 2 – The Redemption Limitation Amendment Proposal, page 36

1.	We note that your proposed amendment to the Charter eliminates (i) the limitation that you may not redeem public shares in an amount that would cause your net tangible assets to be less than $5,000,001 and (ii) the limitation that you may not consummate a business combination unless you have net tangible assets of at least $5,000,001 (collectively, the "Redemption Limitation"). We further note that you state you no longer need to meet the $5,000,001 in net tangible assets to avoid the definition of penny stock because you are listed on the NYSE American. However, if the amount in the trust falls below $5,000,001 as a result of redemptions, you would likely no longer meet the NYSE/NYSE American listing standards. At that point it is possible you would become a penny stock. Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on NYSE American and discuss the consideration given to this possibility in your determination that this provision is no longer needed to avoid the definition of penny stock. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to you and investors if your securities were to fall within the definition of penny stock.

United States Securities and Exchange Commission

May 25, 2023

Response: In response to the comment of the Staff, the Company will revise the disclosure in the Definitive Proxy Statement on Schedule 14A to be filed by the Company (the “Definitive Proxy Statement”) by revising the risk factor entitled “The ability of our Public Stockholders to exercise redemption rights if the Extension Amendment Proposal is approved with respect to a large number of our Public Shares may adversely affect the liquidity and trading of our securities” on page 18 of the Preliminary Proxy Statement as follows:

“The ability of our Public Stockholders to exercise redemption rights if the Extension Amendment Proposal is approved with respect to a large number of our Public Shares may adversely affect the liquidity and trading of our securities and may impact our ability to complete the Business Combination.

Pursuant to our charter, a public stockholder may request that the Company redeem all or a portion of such public stockholder’s public shares for cash if the Extension Amendment Proposal is approved. The ability of our public stockholders to exercise such redemption rights with respect to a large number of our public shares may adversely affect the liquidity of our common stock. As a result, you may be unable to sell your common stock even if the per-share market price is higher than the per-share redemption price paid to public stockholders that elect to redeem their public shares if the Extension Amendment Proposal is approved.

In addition, after the Special Meeting, we may be required to demonstrate compliance with the NYSE American’s continued listing requirements in order to maintain the listing of our securities on the NYSE American. Such continued listing requirements for our securities include, among other things, having at least 300 stockholders, 200,000 publicly held shares and a market value of our listed publicly held securities of $1 million. We cannot assure you that any of our public shares, units or public warrants will be able to meet any of the NYSE American’s continued listing requirements following any redemptions in connection with the Special Meeting. If our securities do not meet the NYSE American’s continued listing requirements, the NYSE American may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

If we redeem our public shares in an amount in excess of the current Redemption Limitation and our securities do not meet NYSE American’s continued listing requirements, NYSE American may delist our securities from trading on its exchange. If NYSE American delists any of our securities from trading on its exchange and we are not able to list such securities on another approved national securities exchange, we expect that such securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including: (i) a limited availability of market quotations for our securities, (ii) reduced liquidity for our securities, (iii) a determination that our public shares are “penny stocks” which will require brokers trading in our public shares to adhere to more stringent rules, including being subject to the depository requirements of Rule 419 of the Securities Act, and possibly result in a reduced level of trading activity in the secondary trading market for our securities, (iv) a decreased ability to issue additional securities or obtain additional financing in the future, and (v) a less attractive acquisition vehicle to a target business in connection with an initial Business Combination. The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Our public shares, units and warrants qualify as covered securities under such statute. If we were no longer listed on NYSE American, our securities would not qualify as covered securities under such statute and we would be subject to regulation in each state in which we offer our securities.

United States Securities and Exchange Commission

May 25, 2023

In addition, the Business Combination is subject to a closing condition, unless waived by the parties thereto, that the Company shall have not received valid redemption requests (that have not subsequently been withdrawn) that would require the Company to redeem public shares in an amount that would cause the Company not to have at least $5,000,001 of net tangible assets after giving effect to the private placement of shares of the Company’s Class A common stock in connection with the Business Combination (the “PIPE Investment”) and taking into account residual cash held outside of the trust account. If we redeem our public shares in an amount in excess of the current Redemption Limitation, after taking into account the contemplated PIPE Investment, we may be unable to satisfy the conditions to closing the Business Combination. If additional funds are required to satisfy such closing condition and are not secured, we may be unable to consummate the Business Combination. Public stockholders who elect to not redeem their public shares in connection with the Special Meeting may be unable to recover their investment except through sales of our shares on the open market or upon our liquidation or redemption of shares. The price of our shares may be volatile, and there can be no assurance that stockholders will be able to dispose of our shares at favorable prices, or at all.”

In addition, in response to the comment of the Staff, the Company will revise the disclosure in the Definitive Proxy Statement by adding the following language to Proposal No. 2 contained on page 36 of the Preliminary Proxy Statement under the heading “If the Redemption Limitation Amendment Proposal Is Approved”:

“If we redeem our public shares in an amount in excess of the current Redemption Limitation and our securities do not meet NYSE American’s continued listing requirements, NYSE American may delist our securities from trading on its exchange. If NYSE American delists any of our securities from trading on its exchange and we are not able to list such securities on another approved national securities exchange, we expect that such securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including: (i) a limited availability of market quotations for our securities, (ii) reduced liquidity for our securities, (iii) a determination that our public shares are “penny stocks” which will require brokers trading in our public shares to adhere to more stringent rules, including being subject to the depository requirements of Rule 419 of the Securities Act, and possibly result in a reduced level of trading activity in the secondary trading market for our securities, (iv) a decreased ability to issue additional securities or obtain additional financing in the future, and (v) a less attractive acquisition vehicle to a target business in connection with an initial Business Combination. The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Our public shares, units and warrants qualify as covered securities under such statute. If we were no longer listed on NYSE American, our securities would not qualify as covered securities under such statute and we would be subject to regulation in each state in which we offer our securities.”

2.	We note that the revised merger agreement contains a clause that states that the combined trust, and any funds raised in a PIPE agreement would result in a minimum of $5,000,001 in cash. Please revise the discussion to specifically discuss how the proposed amendment would impact your ability to complete the merger. In particular, please discuss the additional risks to non-redeeming shareholders that the merger agreement may not close if additional funds are not secured.

Response: The Company respectfully references its responses to comment number 1, immediately above.

United States Securities and Exchange Commission

May 25, 2023

General

3.	We note that you states on page 7 under “How are the funds in the trust account currently being held?” that “...we may determine, in our discretion, to liquidate the securities held in the trust account at any time, even prior to the 24-month anniversary, and instead hold all funds in the trust account in cash, which would further reduce the dollar amount our public Review Decision stockholders would receive upon any redemption or our liquidation.” However, on page 18 in the investment company risk, you state “[t]o mitigate the risk of us being deemed to have been operating as an unregistered investment company under the Investment Company Act, we previously instructed Continental Stock Transfer & Trust Company, the trustee with respect to the trust account, to liquidate the U.S. government treasury obligations or money market funds held in the trust account and to hold all funds in the trust account in cash (i.e., in one or more bank accounts) until the earlier of the consummation of a business combination or our liquidation.” Please revise your disclosures to address the apparent conflict regarding whether or not the trust fund already has been or may in the future be converted to cash. In particular, please revise the two discussions to be consistent. Also, please state, if true, that Continental has completed the liquidation of the trust account securities holdings and converted the proceeds to cash held in the trust's bank accounts.

Response: The Company respectfully advises the Staff that it previously instructed Continental to liquidate the funds in the trust account to be held in cash through a variable interest bearing account, and confirms that such liquidation has been completed.

In addition, in response to the comment of the Staff, the Company will revise the disclosure in the Definitive Proxy Statement by adding the following language to the disclosure contained on page 7 of the Preliminary Proxy Statement, as follows:

“There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC. It is possible that a claim could be made that we have been operating as an unregistered investment company, including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act, based on the current views of the SEC. While the funds in the trust account were previously ~~have, since the Company’s IPO, been~~ held only in U.S. government securities within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or money market funds meeting certain conditions of Rule 2a-7 of the Investment Company Act, to mitigate the risk of being viewed as operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), on March 3, 2023, we ~~may, in our discretion, on or prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, or March 4, 2023,~~previously instructed Continental Stock Transfer & Trust Company, the trustee with respect to the trust account, to liquidate the U.S. government securities or money market funds held in the trust account and thereafter to hold all funds in the trust account in cash through a variable interest bearing account until the earlier of consummation of our initial business combination or our liquidation. Following ~~a~~ the completion of such liquidation of the trust account assets, we ~~would likely~~ expect to receive minimal interest, if any, on the funds held in the trust account, which would reduce the dollar amount our public stockholders would otherwise receive upon any redemption or liquidation of the Company if the assets in the trust account remained in U.S. government securities or money market funds. This means that the amount available for redemption may not increase in the future, and those stockholders who elect not to redeem their public shares in connection with the Extension Amendment may receive no more than the same per share amount, without additional interest, if they redeem their public shares in connection with a business combination or if the Company is liquidated in the future, in each case as compared with the per share amount they would have received if they had redeemed their public shares in connection with the Extension Amendment.

United States Securities and Exchange Commission

May 25, 2023

~~In addition, even prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, we may be deemed to be an investment company. The longer that the funds in the trust account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. For so long as the funds in the trust account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, the risk that we may be considered an unregistered investment company and required to liquidate is greater than that of a special purpose acquisition company that has elected to liquidate such investments and to hold all funds in its trust account in cash (i.e., in one or more bank accounts). Accordingly, we may determine, in our discretion, to liquidate the securities held in the trust account at any time, even prior to the 24-month anniversary, and instead hold all funds in the trust account in cash, which would further reduce the dollar amount our public stockholders would receive upon any redemption or our liquidation.~~ For more information, see the section entitled “Risk Factors — If we are deemed to be an investment company for purposes of the Investment Company Act, we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. To mitigate the risk of that result, ~~on or prior to the 24-month anniversary of the effective date of the registration statement relating to our IPO, we may, in our discretion,~~ we previously instructed Continental Stock Transfer & Trust Company to liquidate the securities held in the trust account and instead hold all funds in the trust account in cash through a variable interest bearing account. As a result, following such change, we expect to ~~would likely~~ receive minimal, if any, interest, on the funds held in the trust account, which would reduce the dollar amount that our public stockholders would otherwise receive upon any redemption or liquidation of the Company if the assets in the trust account had remained in U.S. government securities or money market funds.””

In addition, in response to the comment of the Staff, the Company will revise the disclosure in the Definitive Proxy Statement by adding the following language to the disclosure contained on page 18 of the Preliminary Proxy Statement, as follows:

“If we are deemed to be an investment company for purposes of the Investment Company Act, we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. To mitigate the risk of that result, on March 3, 2023 we previously instructed Continental Stock Transfer & Trust Company to liquidate the securities held in the trust account and instead hold all funds in the trust account in cash through a variable interest bearing account. As a result, following such change, we expect to ~~would likely~~ receive minimal, if any, interest, on the funds held in the trust account, which would reduce the dollar amount that our public stockholders would otherwise receive upon any redemption or liquidation of the Company if the assets in the trust account had remained in U.S. government securities or money market funds.”

as well as:

“To mitigate the risk of us being deemed to have been operating as an unregistered investment company under the Investment Company Act, we previously instructed Continental Stock Transfer & Trust Company, the trustee with respect to the trust account, to liquidate the U.S. government treasury obligations or money market funds held in the trust account and to hold all funds in the trust account in cash through a variable interest bearing account ~~(i.e., in one or more bank accounts)~~ until the earlier of the consummation of a business combination or our liquidation. Following the completion of such liquidation of the assets in our trust account, we ~~are likely~~ expect to receive minimal interest, if any, on the funds held in the trust account, which would reduce the dollar amount our public stockholders would otherwise receive upon any redemption or liquidation of the Company if the assets in the trust account had remained in U.S. government securities or money market funds. This means that the amount available for redemption may not increase in the future, and those stockholders who elect not to redeem their public shares in connection with the Extension Amendment may receive no more than the same per share amount, without additional interest, if they redeem their public shares in connection with a business combination or if the Company is liquidated in the future, in each case as compared with the per share amount they would have received if they had redeemed their public shares in connection with the Extension Amendment.”

4.	Please confirm that your sponsor, InterPrivate Acquisition Management III, LLC, is still not controlled by, nor does it have substantial ties with, a non-U.S. person.

Response: The Company respectfully advises the Staff that InterPrivate Acquisition Management III, LLC (the “Sponsor”) is not controlled by a non-U.S. person. The Company further advises the Staff that the Sponsor does not have any substantial ties with a non-U.S. person.

* * *

United States Securities and Exchange Commission

May 25, 2023

Please do not hesitate to contact Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Ahmed Fattouh, InterPrivate III Financial Partners